Saskatchewan Wheat Pool

SUPPL

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

05013384

December 15, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated December 13, 2005, which includes the first quarter interim Quarterly Report and first quarter financial statements and notes. These were mailed to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions.

2. Copies of Form 52-109F2, Certification of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of the confirmation of mailing that was also filed with the provincial securities commission and Toronto Stock Exchange.

4. A copy of a news release dated December 13, 2005, regarding the expansion of Can-Oat Milling. This was filed with the Toronto Stock Exchange and provincial securities commissions.

5. A copy of a news release dated December 13, 2005, regarding the Pool's Annual General Meeting of Shareholders. This was filed with the Toronto Stock Exchange and provincial securities commissions.

6. A copy of the Report on Voting Results, which were filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

Per: Colleen Vancha, Vice-President
Investor Relations and Communications

dlw 12/20

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

RECEIVED
2005 DEC 19 P 5:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

POOL
Saskatchewan Wheat Pool Inc.

For Immediate Release
December 13, 2005
(As amended on December 14, 2005)
Regina, Saskatchewan
Listed: SWP:TSX

Pool's First Quarter Results Improve on Higher Grain Volumes and Better Crop Quality

Saskatchewan Wheat Pool Inc.'s momentum continued into the first quarter of fiscal 2006 as a result of better grain volumes and margins and stronger contributions from Can-Oat Milling. Larger crop production in Saskatchewan, together with improved margins in Grain Handling and Marketing and Can-Oat Milling, allowed the Pool to cut its net loss for the quarter by 50%.

First Quarter Highlights

- The net loss for the quarter was $7.7 million, less than half the $15.6 million loss recorded in the first three months of fiscal 2005.
- Grain shipments for the quarter were up 16% over the previous year's period reflecting strong demand for non-Board grains and oilseeds.
- Producers delivered 19% more grain to Pool facilities in the first quarter of fiscal 2006 as a result of better harvesting conditions and a larger Saskatchewan crop relative to last year.
- The Pool's market share across the three Prairie provinces was 23.5% in the first quarter of fiscal 2006, up from 22.5% a year earlier.
- The Pool's port terminal volumes were up 32% over the first quarter of fiscal 2005.
- The Pool's retail agri-products operations posted sales increases in all major product lines.
- Can-Oat Milling sales were up 8% reflecting strong demand for oat-based food products.
- Total debt at October 31, 2005 was $178 million, $116 million lower than the $294 million at October 31, 2004.

Chief Executive Officer, Mayo Schmidt commented on the quarter. "The fall is a critical period for farmers as they work to complete harvest and prepare their land for next year's crop. Each year presents different challenges and demands. This fall was no different. The Saskatchewan crop was one of the largest in recent history. Wet weather in late September was threatening the quality of the crop. Our team of experienced professionals partnered with our customers and developed creative solutions to support their operations. It is this expertise and commitment that is at the core of the Pool. It is the foundation upon which we will build value in the future for the benefit of all Pool stakeholders."

On December 7, 2005, Statistics Canada released its estimates of the 2005 crop. Saskatchewan produced 30.6 million tonnes of the six major grains and oilseeds, a 17.4% increase over the previous year and 12.6% above the five-year pre-drought average (fiscal 1997 to 2001). Production out of Alberta was 19.3 million tonnes and was 13.1% above the five-year pre-drought average. Excessive rains in Manitoba impacted their crop, with production estimated at 5.0 million tonnes, a 38.7% decrease over last year and 39.0% below the five-year pre-drought average. Overall, western Canadian production, including special crops is estimated at 55.4 million tonnes, which compares to 53.0 million tonnes in fiscal 2005 and a five-year pre-drought average of 52.5 million.

According to the December 9, 2005, Agricultural and Agri-food Canada (AAFC) estimate and the Canadian Wheat Board (CWB), exports are expected to increase by 20.8% year-over-year. The CWB is projecting to export 11.5 million tonnes of wheat, 3.6 million tonnes of durum and 1.9 million tonnes of barley. Last year, total CWB exports were 14.8 million tonnes, approximately 9% below their target of 16.3 million tonnes. For non-Board or open market grains and oilseeds, exports through licensed facilities are expected to be 7.9 million tonnes compared to 5.8 million tonnes in the

previous fiscal year. In total, fiscal 2006 exports are estimated to reach 24.9 million tonnes, up from 20.6 million tonnes in fiscal 2005 and in line with the five-year pre-drought average of 24.9 million tonnes.

Overall the quality of Saskatchewan crops (according to the November 16, 2005 Crop Report published by the provincial government) is much better than the previous year. However, the quality varies depending on the crop. Approximately 43% of spring wheat will make the top two grades this year compared to just 19% in fiscal 2005. An additional 40% will grade as number three compared to 21% a year earlier. The feed portion declined from approximately 60% last year to 17% this year. The higher proportion of milling wheat that will receive a number three grading will limit blending opportunities this year. However, the quality of other commodities is good, particularly canola and peas. 96% of canola will make the top two grades this year versus 60% last year, while 78% of field peas will grade in the top two categories versus 69% last year.

While crop quality is expected to limit the full margin potential in the grain handling business this year, the larger than average crop in Saskatchewan and excellent moisture conditions throughout the Prairies provide the opportunity for the Pool to improve its year-over-year financial performance in fiscal 2006. However, good growing conditions next spring will be a key factor in achieving this objective, since the majority of the company's annual earnings and cash flows are typically generated in the fourth quarter.

"The Pool will focus on three main priorities in fiscal 2006," said Schmidt. "We will implement strategies that promote additional efficiencies within our own operations. We will explore opportunities to grow our earnings base and increase our influence in the marketplace by expanding our products, services and customer relationships. And finally, we will work with industry partners to design solutions that address overall system efficiencies and excess capacity in an effort to develop a sustainable long-term economic model that generates increased value for all stakeholders."

The following provides a detailed discussion of Saskatchewan Wheat Pool Inc.'s results for the first quarter of fiscal 2006 ending October 31, 2005.

1ST QUARTER REPORT – OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

SUMMARY OF CONSOLIDATED RESULTS

Sales and other operating revenues for the first quarter of fiscal 2006 were $274 million, which compares to $229 million in the first quarter of the previous year. All of the Pool's wholly owned businesses posted higher quarterly sales.

The Pool broke even at the EBITDA level (earnings from continuing operations before interest, taxes, and amortization) in the first quarter of fiscal 2006. This represents a $2.8 million improvement over the first quarter of fiscal 2005 when the Pool recorded a loss of $2.1 million that included $0.7 million of positive one-time items. Stronger grain volumes and margins, together with increased contributions from Can-Oat, more than offset a reduction in Agri-products EBITDA and higher corporate expenses.

Amortization for the three months ended October 31, 2005, was $6.8 million up slightly from the $6.4 million in the first quarter last year.

Earnings from continuing operations before interest and taxes, or EBIT, for the first quarter of fiscal 2006 was at a loss of $6.7 million, which compares to a loss of $8.5 million last year. EBIT improved by $2.5 million quarter-over-quarter after excluding $0.7 million of positive one-time items recorded in last year's results.

Interest expense for the quarter was $6.0 million (including $1.0 million non-cash) compared to $9.4 million (including $2.9 million non-cash) in the first three months of fiscal 2005. The reduction reflects lower debt levels.

The corporate tax recovery is $2.8 million higher than that recorded in the first quarter of fiscal 2005. The recovery recorded in the first quarter of last year was lower because of the uncertainty surrounding fiscal 2005 profitability due to crop quality.

The net loss for the quarter was $7.7 million compared to a first quarter loss of $15.6 million last year. This represents a $9.2 million improvement on a comparative basis after excluding $1.3 million in positive one-time items in the first quarter last year. There were no one-time items in the first quarter of fiscal 2006. The loss per share for the quarter was $0.09 per share. The loss per share in the first quarter of fiscal 2005 was $1.72. The weighted average number of shares outstanding used to calculate the per share amounts was 81.8 million for the first quarter of fiscal 2006 (reflecting the 2005 share consolidation and rights offering) and 12.0 million for the first quarter of fiscal 2005.

SEGMENT RESULTS

Grain Handling and Marketing

Total shipments for the Pool's Grain Handling and Marketing segment increased 16% over last year's first quarter. The Pool's non-Board shipments were 62% higher than in the first three months of last year reflecting improved non-Board grain quality relative to fiscal 2005, which drove increased end-use customer demand. The Pool shipped 1.8 million tonnes in the first quarter of fiscal 2006 compared to 1.5 million tonnes last year. Approximately 57% of the Pool's shipments were CWB grains. Last year, in the first three months, 69% of the shipments were CWB grains.

Producer deliveries into the Pool's primary elevator network were 19% ahead of last year at 1.9 million tonnes. The larger crop in Saskatchewan relative to Alberta and Manitoba was positive for the Pool's overall market share, which was 23.5% in the first quarter of fiscal 2006 versus 22.5% at the same time last year.

Total port terminal volumes at the Pool's Vancouver and Thunder Bay export facilities were 1.2 million tonnes in the first three months of this fiscal year, up 32% from the 0.9 million tonnes shipped a year earlier. Shipments favoured the west coast, with the Pool's Vancouver terminal enjoying the bulk of the additional non-Board grain movement.

Three Months Ended October 31
Volumes
(in thousands of metric tonnes)

	F2006	F2005	Increase (Decrease)
Primary elevator receipts	1,922	1,612	19%
Primary elevator shipments			
Board grains	999	1,049	(5)%
Non-Board grains and oilseeds	755	466	62%
Total primary elevator shipments	1,754	1,515	16%
Terminal operations			
Vancouver	830	436	90%
Thunder Bay	374	478	(22)%
	1,204	914	32%
Share of affiliates	129	109	18%
Total terminal operations	1,333	1,023	30%

In July 2005, the Pool and James Richardson International Limited (JRI) began jointly operating their wholly owned port terminals at the Port of Vancouver under an interim consent agreement of the

Competition Bureau. In mid-November, the Bureau filed an application with the Competition Tribunal challenging the joint venture and alleging that it has or is likely to result in a substantial lessening or prevention of competition in the Port of Vancouver. The two companies will continue operating the joint venture, named Pacific Gateway Terminals Limited (PGTL), on a status quo basis during the ongoing proceedings.

Since the venture began operating, the Pool and JRI have improved operating efficiencies, productivity, and throughput potential through effective management of combined space, better rail car utilization and shipping capacity. It is the joint venture's position that it is improving the competitiveness of the Port and providing cost competitive service to customers, while adding value in much needed areas of identity preservation, product traceability, food safety, and railcar and vessel logistics.

The Pool's gross margin during the first quarter was significantly better than last year at $18.63 versus $15.84 per tonne. Gross margin per tonne is defined as sales less cost of sales divided by the tonnes shipped for the period. Last year, severe frost damage and harvest delays forced the Pool to incur additional costs in order to meet its sales commitments. This year, even though harvest was somewhat delayed, particularly in northern regions, there was ample supply available because of an early harvest in southern regions and larger than average carry-over of commodities from fiscal 2005.

Segment EBITDA for the quarter was $5.2 million, which compares to $1.5 million ($0.8 million excluding one-time items) in the first quarter of last year. Increased shipments and better margins were partially offset by higher costs quarter-over-quarter. The Pool has included $3.2 million in this quarter's expenses, which represents the entire cost of its 2006 grain volume insurance program. The program provided a maximum payment of $30 million with partial payments being available if production fell by more than 20%. Based on final production numbers and because of the larger crop in Saskatchewan, no proceeds are expected under the Program. Last year, the Pool did not have volume insurance in place.

The larger than average crop in Saskatchewan will be positive for the Pool because of its dominant position in that province. However, with the large carry-over of grains and oilseeds from last year, the large production this year, combined with historically low commodity prices, it is unlikely that the entire crop will trade in fiscal 2006. The Pool currently expects that year-end carry-over levels at the end of fiscal 2006 will surpass the highs set at the end of 2005.

Margins, while expected to exceed last year, will be influenced by limited blending opportunities of lower quality wheat and lower than normal malt barley selections (70% of normal) caused by rain at harvest time. For example, Saskatchewan Agriculture and Agri-food's current estimate of the quality of the Saskatchewan wheat crop illustrates the variation of milling qualities that will be available to end-use customers this year.

Canadian Red Spring Wheat
Saskatchewan Wheat Quality

Grade	#1 and #2	#3	Feed
10-year average	73%	15%	12%
F2004 Actual	95%	4%	1%
F2005 Actual	19%	21%	60%
F2006 Estimate	43%	40%	17%

Source: Saskatchewan Agriculture Food and Rural Revitalization - Agricultural Statistics 2003 (Final Crop Report 34, December 3, 2004 and Final Crop Report 32, November 16, 2005)

Wheat that grades in the top three categories is considered milling quality. Overall, the milling quality of the fiscal 2006 Saskatchewan wheat crop is in line with the 10-year average of 88%. While the quality is significantly better than in fiscal 2005, a substantial portion of the milling wheat is in the lower grade category, which may pose some marketing challenges for the CWB. For non-Board commodities like canola, peas, and other special crops, quality was significantly better with the majority grading in the top two categories, in line with the 10-year average.

From an annual perspective, the Pool expects better margins than in fiscal 2005 given the larger crop and stronger export program this year. These margin improvements are expected to be tempered somewhat by increased operating and selling and administrative costs associated with grain volume insurance, increased repair and maintenance expenditures, and general inflationary increases.

Agri-products

The Pool's Agri-products segment generated sales of $54.5 million compared to $52.0 million in the first quarter of fiscal 2005. The Pool's retail operations had a solid first quarter with higher sales in all product lines quarter-over-quarter. These increases more than offset sales decreases through Western Co-operative Fertilizers Limited (WCFL). A breakdown of consolidated sales and operating revenues for the Agri-products segment follows.

Sales and Other Operating Revenues – Agri-products Segment
For the Three Months Ended

($ millions)	October 31, 2005	October 31, 2004	Increase (Decrease)
Fertilizer products	$38.0	$38.7	$(0.7)
Crop protection products	9.5	7.7	1.8
Other	7.0	5.6	1.4
Total	$54.5	$52.0	$2.5

Fertilizer sales through the Pool's retail operations more than doubled the first quarter of fiscal 2005. Favourable weather conditions in October 2005 relative to 2004 allowed farmers in many areas to complete harvest on time, leaving ample time for fall fieldwork. Good moisture levels encouraged farmers to restore nitrogen levels in the soil through the application of anhydrous ammonia (NH3). Last year, harvest delays and extremely wet conditions tempered NH3 sales.

For WCFL, fertilizer sales were down from the first quarter last year, which was an unusually strong quarter for the wholesaler and manufacturer. With the prospects of a bumper crop (prior to the August 21, 2004 frost) many customers filled orders early in anticipation of strong fall demand. Sales in the first three months of this year were much more typical of the fall fertilizer season.

Sales of crop protection products through the Pool's retail operations were 23% higher than the previous year's quarter. A lack of any significant frost this fall, coupled with good moisture conditions resulted in the increased application of dessicants and glyphosates, which are used to advance the crop's maturity in preparation for harvest and for post harvest weed control.

Improvements also occurred in other sales, such as agriculture equipment, seed, and equipment rentals and services. Bin sales increased during the fall as farmers sought storage for the larger than average crop in Saskatchewan. Equipment rentals and service revenue strengthened as a result of the increased application of NH3 fertilizer.

Agri-products segment EBITDA for the quarter was a loss of $4.8 million, which compares to a loss of $3.4 million recorded in last year's first quarter. EBIT was a loss of $7.5 million versus a loss of $6.0 million last year. Higher bad debt allowance, which increased due to stronger sales and extended terms to producer customers, was the primary factor for the decrease. Lower supplier rebate revenue in crop protection products this year and heavy competition that pressured margins also contributed to the quarter-over-quarter variance.

Looking forward, moisture conditions and subsoil moisture throughout the Prairie grain-growing region are excellent. These factors, coupled with the high yields achieved this fall, which depleted nutrient levels in the soil, are positive for fertilizer usage next spring and for the Pool's retail operations. However, for WCFL, high natural gas prices have driven fertilizer prices up and that is expected to negatively impact its margins for the full year.

From a producer perspective, it is too soon to determine how higher crop input costs and lower commodity prices will ultimately impact their seeding decisions and agri-product demands in the

spring. However, traditionally if conditions are favourable going into the seeding period and there is the opportunity to produce a high yielding, quality crop, farmers will commit the necessary input costs.

Agri-food Processing

The Agri-food Processing segment generated sales for the quarter of $29.4 million, down by approximately 5% from the first three months of fiscal 2005. Can-Oat Milling sales were up 8% to $23.2 million from $21.5 million last year, while Prairie Malt sales were down to $6.2 million from $9.5 million a year earlier.

The sales improvements at Can-Oat reflect stronger sales of finished products, including both flakes and bran, driven by increased demand and growth in the consumption of food products containing oats. At Prairie Malt, lower sales volumes due to the timing of customer shipments coupled with lower sales values were the primary factors for their quarter-over-quarter variance.

Segment EBITDA for the quarter was $5.2 million, up from $3.8 million in the prior year with Can-Oat nearly doubling its quarter-over-quarter contribution. Stronger sales margins primarily associated with improved mark-to-market gains on open sales contracts relative to last year more than offset competitive pressures, production challenges and lower by-product revenues for the oat miller. Prairie Malt's contribution for the quarter was down because of lower sales and lower margins that are being impacted by excess industry capacity and the strengthening Canadian dollar.

From an operating perspective for fiscal 2006, Can-Oat will be adjusting its processes to deal with the Manitoba oat crop, the quality of which is at an all-time low. Total provincial oat production is estimated to be at 40% of normal, only half of which would meet Can-Oat's quality standards. Saskatchewan's crop quality is better than the five-year average, however, much of it is high in moisture, which can impact milling yields.

Capital expenditures at Can-Oat this year are expected to increase by an estimated $1.3 million for hull burning equipment that will reduce its natural gas usage and annual energy costs by more than 60% beginning in the fall of 2006. Long-term positive industry dynamics in the oat ingredient market and Can-Oat's strong market position have prompted it to evaluate a number of expansion options to support future growth.

Corporate Information

Corporate costs for the quarter were $5.6 million versus $4.0 million in the first quarter of fiscal 2005. Approximately half of the increase was associated with corporate capital taxes that the Pool now pays as a result of continuing under the *Canada Business Corporations Act* in March of 2005. The remainder primarily reflects additional wages and benefits for positions that were vacant last year and have since been filled.

The Pool expects corporate costs for fiscal 2006 to increase over fiscal 2005. This will be driven by new regulatory compliance requirements with respect to internal controls, additional costs associated with the common voting share structure, including printing and distribution costs, the filling of vacant positions, and general inflationary increases.

Annual interest costs will decline from 2005 levels as a result of the $100 million term debt repayment that was made in June 2005. The reduction will be partly offset by an August 1, 2005 interest rate increase of 4% per annum on $150 million of Senior Subordinated Notes that were issued during the company's 2003 restructuring. The company is currently considering what refinancing options may be available in the coming months to further reduce its interest payment obligations. Should the Pool choose to redeem the Notes in advance of their maturity date, certain premiums of 4% declining to 2% effective January 1, 2006 would be required.

On the labour front, a number of collective agreements representing approximately 900 Pool and AgPro employees will be expiring over the coming months, including:

Country Services – Saskatchewan Operations	January 31, 2006
Offices	January 31, 2006
Vancouver Port Terminal (Industry association)	December 31, 2005
Thunder Bay Port Terminal (industry association)	January 31, 2006
AgPro – Saskatoon	December 31, 2005
AgPro – Moose Jaw	March 31, 2006

No significant developments have occurred with respect to the issues facing the jointly sponsored GSU/SWP pension plan. Since our last report, the Pool and the Grain Services Union have held additional meetings in an attempt to identify an equitable and permanent solution to the plan's solvency deficit. The meetings were unsuccessful. The Plan's Trustees have also met to consider their next steps. A formal valuation at December 31, 2005 will be conducted to determine the extent of the solvency deficit. This valuation is expected to be completed by March 31, 2006, and will be filed with the Office of the Superintendent of Financial Institutions (OSFI), the federal pension regulator.

LIQUIDITY AND CAPITAL RESOURCES

Key Financial Ratios ($ millions except ratios)

	October 31, 2005	October 31, 2004	July 31, 2005
Current ratio (current assets/current liabilities)	1.90	1.40	2.31
Total debt-to-equity (total debt/(total debt + equity))	32:68	63:37	33:67
Long-term debt-to-equity (long-term debt/(long-term debt + equity))	29:71	60:40	29:71
Current assets	$401	$346	$348
Current liabilities	211	247	151
Working capital	190	99	197
Total debt	178	294	184
Long-term debt	154	260	154
Shareholders equity	374	175	381

The improvement in the company's financial position and related ratios is primarily due to the recapitalization and the rights offering, which were completed during fiscal 2005.

Debt Ratings

The following debt ratings were assigned by Dominion Bond Rating Services (DBRS) and Standard and Poor's: (NR means not rated)

Rating Agency	Corporate Rating	Bank Debt	Senior Subordinated Note
DBRS	B high	NR	B
Standard & Poor's	B stable	BB-	CCC+

Short-term Investments

Excluding subsidiaries and the proportionate share of joint ventures, short-term investments held by the Pool at October 31, 2005 were $32 million compared to $5 million at October 31, 2004 and $29 million at July 31, 2005. Short-term investments are used to fund operating requirements before draws are made against credit facilities.

Revolving Asset Backed Loan Facility

A $250 million revolving asset backed loan facility is utilized at various times during the year to finance the Pool's operating requirements, which primarily consist of grain and agri-product inventory purchases and financing of accounts receivable from the CWB and other trade accounts. The current asset backed loan facility replaced a $240 million asset backed facility in March 2005.

Amounts Drawn on Credit Facility ($ millions)

	As at October 31, 2005	As at October 31, 2004	As at July 31, 2005
Letters of credit	$ 31	$ 41	$ 31

Certain of the Pool's subsidiaries and joint ventures have their own bank operating debt and long-term debt facilities. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

Selected Working Capital Changes ($ millions except average price per tonne)

	As at October 31, 2005	As at October 31, 2004	As at July 31, 2005
Inventory			
Non-Board grains inventories			
Average price per tonne	$ 172	$ 172	$ 162
Tonnes on hand	0.404	0.343	0.360
Non-Board grains	$ 70	$ 59	$ 58
Agri-products			
Crop protection products	25	27	31
Fertilizer	36	44	9
Other	7	4	8
	68	75	48
Agri-food Processing	12	12	11
Total	$150	$146	$117
Accounts Receivable			
CWB grains			
Average price per tonne	$ 66	$ 72	$ 97
Tonnes on hand	0.459	0.300	0.360
CWB grains	$ 30	$ 22	$ 35
CWB deferred settlements	20	31	13
Trade and other accounts – Grain	44	49	37
Trade and other accounts – Agri-products	36	45	19
Agri-food Processing and other	22	17	23
Total	$152	$164	$127

Grain Inventory and Receivables

Historically, the average price per tonne is low for both October 2005 and October 2004. Physical tonnes on hand increased over October 31, 2004 primarily due to the 2005 crop being harvested sooner than the 2004 crop and the timing of CWB shipments.

Agri-product Inventory

Inventory levels are lower reflecting the Agri-product sales increase resulting from improved fall weather conditions, which allowed farmers to undertake fall fieldwork.

Prepaid Expenses and Deposits ($ millions)

	As at October 31, 2005	As at October 31, 2004	As at July 31, 2005
Grain - CGC security deposit	$ 10	$ -	$ 10
Agri-product deposits	21	7	3
Other	7	9	8
Total	$ 38	$ 16	$ 21

The improved working capital position allowed the Pool to place a $10 million security deposit with the Canadian Grain Commission (CGC) in lieu of a $10 million letter of credit and resulted in increased prepaid expenses and deposits at both October 31, 2005 and July 31, 2005. The majority of the Agri-product deposits relate to prepayments to suppliers for fertilizer.

Accounts Payable and Accrued Liabilities ($ millions)

	As at October 31, 2005	As at October 31, 2004	As at July 31, 2005
Grain – deferred cash tickets	$ 42	$ 73	$ 24
Grain – trade and other payables	37	35	29
Agri-products	73	62	34
Agri-food Processing and other	30	36	28
Total	$182	$206	$115

Deferred cash tickets are cash tickets issued with a payment date no sooner than November 1, 2005 with most not payable before January 1, 2006. The value of the cash tickets was lower year-over-year reflecting lower commodity prices and due to the fact that fewer cash tickets were issued because of tighter producer cash flows. An increase in Agri-products prepaid fertilizer customer orders resulted primarily out of concerns over potential higher fertilizer prices if natural gas shortages should occur.

Cash Flow Information ($ millions)

	Three Months Ended October 31, 2005	Three Months Ended October 31, 2004	Twelve Months Ended July 31, 2005
Cash flow (used in) from continuing operations	$ (4.6)	$ (8.1)	$46.7
Capital expenditures	(3.7)	(3.9)	(12.9)
Free cash flow	$ (8.3)	$(12.0)	$33.8

Cash flow used in continuing operations was $4.6 million compared to $8.1 million at the end of October 2004. The improvement reflects higher earning contributions from Grain Handling and Marketing and Can-Oat Milling, which were partially offset by reduced contributions from the Agri-products segment due to quarter-over-quarter timing differences, higher corporate costs and lower earnings from Prairie Malt Limited. The majority of the Pool's cash flow is generated in the final three months of its fiscal year, which corresponds with the farmers' planting season in the spring and early summer months.

Cash flow from discontinued operations in the first quarter of fiscal 2006 reflects payments from the Canadian Agricultural Income Stabilization program related to the Pork businesses sold prior to July 31, 2004.

Barring any expansion plans that Can-Oat Milling may be considering, the Pool expects capital expenditures in fiscal 2006 to range between $20 and $30 million with the majority being maintenance capital and environment, health and safety projects.

FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. These forward-looking statements are generally identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" and similar words and phrases. All statements included therein that address activities, events or developments that the Pool or its management expects or anticipates will or may occur in the future, the growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Pool and such matters, are forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and crop protection products; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters.

Many of these risks are beyond the control of the Pool. All of the forward-looking statements made in this Management's Discussion and Analysis are qualified by these cautionary statements and factors contained therein, and there can be no assurance that the developments or results anticipated by the Pool will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Pool. Subject to applicable securities law requirements, the Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

EBITDA (earnings from continuing operations before interest, taxes, and amortization) and EBIT (earnings from continuing operations before interest and taxes) are non-GAAP measures. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other corporations. These measures are intended to provide further insight with respect

to the Pool's financial results and to supplement its information on earnings (loss) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations as it excludes depreciation and amortization, which are non-cash items. EBIT is a measure of earnings from continuing operations prior to debt service costs and taxes. These non-GAAP measures should not be considered in isolation to or as a substitute for GAAP measures such as (i) net income (loss), as an indicator of the company's profitability and operating performance or (ii) cash flow from (or used in) continuing operations, as a measure of the company's ability to generate cash.

ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis relating to the first quarter of fiscal 2006 should be read in conjunction with the Pool's Management's Discussion and Analysis for its year ended July 31, 2005 which is included at pages 35 to 64 of the Pool's 2005 Annual Report. Additional information relating to the Pool, including its most recent Annual Information Form, is available on SEDAR at www.sedar.com and the Pool's website www.swp.com.

Mayo Schmidt
President and Chief Executive Officer

Wayne Cheeseman
Chief Financial Officer

December 13, 2005
Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9
http://www.swp.com

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED BALANCE SHEETS

(in thousands) AS AT		OCTOBER 31, 2005 (unaudited)		OCTOBER 31, 2004 (unaudited)		JULY 31, 2006 (audited)
ASSETS						
Current Assets						
Cash	$	19,753	$	180	$	2,074
Cash in trust (Note 14b)		4,512		2,540		771
Short-term investments (Note 4)		32,000		16,381		79,264
Accounts receivable		152,147		163,604		127,102
Inventories		149,603		146,402		117,416
Prepaid expenses and deposits		38,321		15,586		20,737
Future income taxes		5,134		982		78
		401,470		345,655		347,442
Investments		5,811		4,972		5,437
Property, Plant and Equipment		249,056		264,916		251,489
Other Long-Term Assets (Note 5)		14,885		7,893		14,822
Future Income Taxes		102,670		97,547		102,570
	$	773,892	$	720,983	$	721,860
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities						
Bank indebtedness (Note 6)	$	2,847	$	14,118	$	8,060
Short-term borrowings (Note 7)		1,146		467		392
Members' demand loans		19,770		18,056		21,476
Members' Class A shares		-		1,762		-
Accounts payable and accrued liabilities		161,756		205,648		115,319
Long-term debt due within one year (Note 8)		5,811		6,950		5,461
		211,332		247,021		150,708
Long-Term Debt (Note 8)		148,546		253,227		148,928
Other Long-Term Liabilities		37,035		39,682		37,424
Future Income Taxes		3,376		5,805		3,559
		400,289		545,735		340,619
Shareholders' Equity						
Share capital (Note 9)		439,485		85,104		439,485
Contributed surplus		259		177		243
Convertible Subordinated Notes - equity component (Note 10)		-		129,831		-
Retained earnings (deficit)		(66,141)		(39,864)		(58,487)
		373,603		175,248		381,241
	$	773,892	$	720,983	$	721,860

Guarantees and contingencies (Note 14).

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(in thousands) FOR THE PERIODS ENDED	Three Months Ended October 31, 2005 (unaudited)	Three Months Ended October 31, 2004 (unaudited)
Sales and Other Operating Revenues	$ 273,957	$ 228,706
Cost of Sales and Expenses		
Cost of sales and operating expenses	261,095	218,713
Selling and administrative expenses	12,828	12,083
Amortization	6,768	6,439
	280,691	237,235
Loss Before Interest and Taxes	(6,734)	(8,529)
Interest expense (Note 12)	5,951	9,355
Loss Before Corporate Taxes	(12,685)	(17,884)
Corporate tax recovery	(5,031)	(2,254)
Net Loss	(7,654)	(15,630)
Retained Earnings (Deficit), Beginning of Period	(58,487)	(19,221)
Accretion of equity component of Convertible Subordinated Notes (Note 10)	-	(5,013)
Retained Earnings (Deficit), End of Period	$ (66,141)	$ (39,864)
Basic and Diluted Loss Per Share (Note 9b)	$ (0.09)	$ (1.72)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands) FOR THE PERIODS ENDED		Three Months Ended October 31, 2005 (unaudited)		Three Months Ended October 31, 2004 (unaudited)
Cash From (Used In) Operating Activities				
Net loss	$	(7,654)	$	(15,630)
Add (deduct) items not involving cash				
Amortization		6,766		6,439
Future Income tax recovery		(5,239)		(1,885)
Pension (Note 11)		456		534
Non-cash interest (Note 12)		987		2,672
Other items		117		(462)
Cash flow used in continuing operations		(4,563)		(8,132)
Changes in non-cash working capital items				
Accounts receivable		(27,708)		630
Inventories		(32,167)		(41,515)
Accounts payable		61,670		53,737
Prepaid expenses and deposits		(17,584)		(5,776)
Changes in non-cash working capital - continuing operations		(15,807)		7,076
Cash used in operating activities - continuing operations		(20,370)		(1,056)
Cash provided by operating activities - discontinued operations		6,731		-
Cash used in operating activities		(13,639)		(1,056)
Cash From (Used in) Financing Activities				
Repayment of long-term debt		(631)		(2,518)
Proceeds (repayment) of short-term borrowings		754		(1,034)
Repayment of other long-term liabilities, net		(167)		(954)
Repayment of members' demand loans		(1,706)		(635)
Repayment of members' Class A shares		-		(1)
Other items		(11)		-
Cash used in financing activities		(1,781)		(5,142)
Cash From (Used In) Investing Activities				
Property, plant and equipment expenditures		(3,698)		(3,904)
Proceeds on sale of property, plant and equipment		112		764
Increase in cash in trust (Note 14b)		(3,741)		(1,364)
(Increase) decrease in investments		(389)		18
Increase in other long-term assets		(1,256)		(236)
Cash used in investing activities		(8,872)		(4,722)
Decrease In Cash and Cash Equivalents		(24,372)		(10,920)
Cash and Cash Equivalents, Beginning of Period		73,278		13,363
Cash and Cash Equivalents, End of Period	$	48,906	$	2,443
Cash and cash equivalents consist of:				
Cash	$	19,753	$	180
Short-term investments		32,000		16,381
Bank indebtedness		(2,847)		(14,118)
	$	48,906	$	2,443
Supplemental disclosure of cash paid during the period from continuing operations:				
Interest paid	$	4,895	$	6,204
Income taxes paid, net	$	420	$	938

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc. (the "company"), a corporation formerly constituted by a special act of the Saskatchewan Legislature, and now continued under the Canada Business Corporations Act, is a publicly traded, vertically integrated Canadian agri-business. The continuance became effective March 31, 2005, and is described in more detail in Note 8c and Note 9. Business operations include three reporting segments: Grain Handling and Marketing, Agri-products, and Agri-food Processing.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs, and, ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle.

The company's earnings are seasonal. Sales primarily follow crop production cycles as influenced by weather patterns and are generally strongest in the spring when crops are seeded and in the fall when crops are harvested. Earnings in the Grain Handling and Marketing segment are generally strongest in quarter one (August to October) and quarter four (May to July) as producers deliver grain into the primary elevator system to reduce on-farm storage limitations and to generate cash flow to finance seeding and harvest expenditures. Agri-products sales of crop protection products, seed and seed treatments, fertilizer, and farm equipment peak in the fourth quarter when crops are seeded. Sales of crop protection products and fertilizer also occur in the first quarter, as producers prepare land before the arrival of inclement winter weather, in anticipation of spring seeding. Earnings and sales in the Agri-food Processing segment are less seasonal. Collectively, the sales patterns of the core Grain Handling and Marketing and Agri-products segments result in the fourth quarter traditionally being the strongest quarter for the company.

2. BASIS OF PRESENTATION

The company was subject to a financial reorganization with an effective date of January 31, 2003. The company has accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles ("GAAP"). Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit.

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflected management's estimate, which was based on the trading value of the company's Class B shares, combined with an estimate of the fair value of the non-debt component of the company's Convertible Subordinated Notes. As a result of the reorganization and the application of fresh start accounting, the company's share capital was reduced by $435.4 million, including $88.9 million related to the elimination of the company's deficit.

3. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements ("interim financial statements") include the accounts of Saskatchewan Wheat Pool Inc., its subsidiaries and affiliated companies and have been prepared in accordance with GAAP. These interim financial statements do not include disclosures normally provided in annual financial statements and should be read in conjunction with the company's fiscal 2005 Annual Report.

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

The interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

4. SHORT-TERM INVESTMENTS

	October 31 2005	October 31 2004	July 31 2005
Saskatchewan Wheat Pool Inc.	$ 32,000	$ 5,000	$ 29,000
Subsidiaries and proportionate share of joint ventures	-	11,381	50,264
	$ 32,000	$ 16,381	$ 79,264

5. OTHER LONG-TERM ASSETS

	October 31, 2005	October 31, 2005 Accumulated Amortization	October 31, 2004	October 31, 2004 Accumulated Amortization	July 31, 2005	July 31, 2005 Accumulated Amortization
Deferred financing costs	$ 4,659	$ 906	$ -	$ -	$ 4,659	$ 518
Deferred pension assets	4,979	-	5,031	-	5,260	-
Other	6,819	666	3,080	218	5,973	552
	16,457	1,572	8,111	$ 218	15,892	$ 1,070
Accumulated amortization	(1,572)		(218)		(1,070)	
	$ 14,885		$ 7,893		$ 14,822	

Deferred financing costs are amortized over the term of the associated debt.

Amortization of deferred financing costs of $0.4 million (2004 – nil) is included in interest expense. Amortization of other assets of $0.1 million (2004 – nil) is included in amortization expense.

6. BANK INDEBTEDNESS

	October 31 2005	October 31 2004	July 31 2005
Saskatchewan Wheat Pool Inc.	$ -	$ 12,351	$ 6,030
Subsidiaries and proportionate share of joint ventures	2,847	1,767	2,030
	$ 2,847	$ 14,118	$ 8,060

7. SHORT-TERM BORROWINGS

	October 31 2005	October 31 2004	July 31 2005
Saskatchewan Wheat Pool Inc.	$ -	$ -	$ -
Subsidiaries and proportionate share of joint ventures	1,146	467	392
	$ 1,146	$ 467	$ 392

As part of a refinancing initiative, the company replaced its asset backed revolving credit facility on March 11, 2005 with a new three-year $250 million senior secured asset backed revolving loan with a syndicate of financial institutions. The facility matures in March 2008 and is secured by a first charge on inventory and accounts receivable and a second charge on all other assets of the company. Interest is payable monthly at prime plus 1.5%.

At October 31, 2005, the company had outstanding letters of credit and similar instruments of $31.1 million related to operating an agri-business (October 31, 2004 - $41.1 million; July 31, 2005 - $31.1 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At October 31, 2005, availability under the revolving credit facility was $49.0 million (October 31, 2004, - $37.3 million; July 31, 2005 - $42.2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

8. LONG-TERM DEBT

	October 31		July 31
	2005	2004	2005
Senior Secured Bank Term Loan (a)	$ -	$ 78,730	$ -
Senior Subordinated Notes (b)	140,528	134,020	139,929
Convertible Subordinated Notes – debt component(c)		28,775	-
Members' term loans	4,922	4,311	4,823
Sub-total	145,450	245,836	144,752
Subsidiaries' and proportionate share of joint ventures' secured debt:	8,907	14,341	9,637
Total consolidated long-term debt	154,357	260,177	154,389
Less portion due within one year:			
Senior Secured Bank Term Loan (a)	-	956	-
Members' term loans	1,704	560	1,354
Subsidiaries' and proportionate share of joint ventures' debt	4,107	5,434	4,107
Long-term debt due within one year	5,811	6,950	5,461
Total long-term debt	$ 148,546	$ 253,227	$ 148,928

a) Senior Secured Bank Term Loan

The company, as part of a refinancing initiative, replaced its Senior Secured Bank Term Loan, on March 14, 2005, with $100 million of Floating Rate Senior Secured Extendible Notes (the "Notes") with an institutional investor. These Notes were secured by a first charge on the company's fixed assets and a second charge on working capital. Interest was payable monthly at LIBOR plus 6.5%. On June 7, 2005, the company prepaid the Notes without penalty.

b) Senior Subordinated Notes

- At the time of the January 31, 2003 restructuring, the Senior Subordinated Notes were recorded at estimated fair value. The company is accreting up to their $150.0 million face value through monthly present value adjustments (accretion) to the Senior Subordinated Notes with a corresponding charge to increase interest expense.
- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest was at 8% of the face value, thereafter interest is at 12%. The face value at October 31, 2005 is $150.0 million (October 31, 2004 - $150.0 million; July 31, 2005 - $150.0 million).
- No principal payments are required until maturity on November 29, 2008.
- The company may redeem the Notes prior to maturity at the following premiums of the principal amount then outstanding: 104% from January 1, 2005 to December 31, 2005; 102% from January 1, 2006 to December 31, 2006; and 101% from January 1, 2007 to November 28, 2008.
- Secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and ranking equally with the members' demand loans and members' term loans.

c) Convertible Subordinated Notes

The Convertible Subordinated Notes were converted on March 31, 2005 into a new class of common shares. The remainder of the points in this section provides some of the historical background applicable to the comparative Convertible Subordinated Note information provided in these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

- At the time of the January 31, 2003 restructuring, the company separated the Convertible Subordinated Notes into their debt and equity components, according to their substance. The debt component was estimated at the present value of the cash interest expected to be paid. The company was accreting up to that initial estimate through monthly present value adjustments (accretion) to the Convertible Subordinated Notes with a corresponding charge to increase interest expense. The equity component was being accreted such that the value as of November 29, 2008 (the day before the company's conversion right) would reflect the face value and accrued interest not paid in cash of the remaining, unconverted, Convertible Subordinated Notes. This accretion was recorded as a reduction of retained earnings (deficit).
- As part of the March 31, 2005 conversion, the former Class B shares were consolidated at a rate of one new common share for 20 Class B shares and the Convertible Subordinated Noteholders agreed to exchange their Notes at the rate of 131.58 new common shares per $1,000 of principal. Prior to March 31, 2005, the Convertible Subordinated Notes were convertible by the holder into Class B non-voting shares of the company at the pre 1:20 share consolidation rate of approximately 2,227.2 shares (111.36 shares post conversion) per $1,000 of Note principal at any time prior to November 30, 2008. Under the new conversion rate the Convertible Subordinated Noteholders incrementally received approximately 3.5 million more shares than under the former conversion rate. These incremental shares were valued at $33.8 million and are reflected as part of the share conversion outlined in note 9, as well as an offsetting charge to retained earnings.
- A continuity of the debt component of the convertible notes is:

Convertible Subordinate Notes – debt component – July 31, 2004	$	27,735
Interest Accretion		1,040
Convertible Subordinate Notes – debt component – October, 2004		28,775
Interest Accretion		1,823
Convertible Subordinated Notes – debt component – March 31, 2005		30,598
Refinance conversion		(30,598)
Convertible Subordinated Notes – debt component – July 31, 2005 and October 31, 2005	$	-

d) Other

- The sale of certain collateral for proceeds in excess of $10 million would necessitate a partial redemption of the Senior Subordinated Notes until redeemed in full.
- Members' term loans are secured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates which vary from 4.0% to 9.0%.
- The subsidiaries' and the proportionate share of joint ventures' debts bear interest at fixed and variable rates. The debts mature in years 2006 to 2007. The debts are secured by certain assets and some are subject to meeting certain covenants.
- The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' debts.

9. SHARE CAPITAL

a) Authorized

On February 7, 2005, the company's Board approved a proposed recapitalization of its Class A voting shares, Class B non-voting shares, Convertible Subordinated Notes, and a subsequent rights offering to all common shareholders. On February 21, 2005, the required majority of delegates, representing the former Class A shareholders, approved the company's recapitalization plan. Through separate meetings on March 23, 2005 both the former Class B non-voting shareholders and Convertible Subordinated Noteholders approved the recapitalization plan. The recapitalization plan included:

- The continuance of the company as a business corporation under the Canada Business Corporations Act involving the consolidation of the Class A voting shares and the Class B non-voting shares of the company into one new class of common shares. The Class A shareholders were entitled to receive 3.62 new common shares or $25 in cash while the Class B shareholders received one new common share for every 20 Class B non-voting shares they held.
- The early conversion of the company's Convertible Subordinated Notes into the new class of common shares. The Convertible Subordinated Notes were exchanged for 131.58 common shares per $1,000 of principal.

On April 22, 2005, after the continuance, 35,071,559 rights were issued to the holders of all common shares of record. The rights were issued for nil consideration with an expiration date of May 24, 2005. Each right entitled the

holder the right to purchase one and one-third additional common shares in the company at the discounted subscription price of $3.21 per share.

On May 27, 2005, the company issued 46,762,078 common shares under the rights offering, generating gross proceeds of approximately $150.1 million. The company repaid in full the $100 million of Floating Rate Senior Secured Extendible Notes with the proceeds from the share issuance. The remaining proceeds were used for general corporate purposes, primarily working capital for the purchase of grains, oilseeds, and agri-products inventory.

The professional and other costs associated with the continuance and the rights offering were approximately $13.0 million. In accordance with the capital nature of these recapitalization events, the associated costs have been reflected as a charge to shareholders' equity and reflected in the retained earnings (deficit) of the company.

COMMON VOTING SHARES
Authorized
Unlimited common voting shares

CLASS A VOTING SHARES
Previously Authorized until March 31, 2005
Unlimited Class A voting shares par value $25

Class A voting shares were held by farmer-members and were redeemable at the option of the shareholder at their par value.

CLASS B NON-VOTING SHARES
Previously Authorized until March 31, 2005
Unlimited Class B non-voting shares

The following table summarizes the common voting, Class A voting and Class B non-voting share capital for the three-month periods ended October 31, 2005 and October 31, 2004. The number of Class B non-voting shares issued and outstanding have been restated to reflect the one for 20 share consolidation.

	Common voting shares		Class A voting shares		Class B non-voting shares	
	Number[1]	Amount	Number[1]	Amount	Number[1]	Amount
Balance, July 31, 2004	-	$ -	71,326	$ 1,783	11,610,938	$ 81,287
Net redemptions/conversions	-	-	(60)	(1)	476,103	3,817
Balance, October 31, 2004	-	-	71,266	1,782	12,087,041	85,104
Net redemptions/conversions	-	-	(20,887)	(523)	207,810	1,794
Management options exercised	-	-	-	-	2,606	16
Conversion of Class A shares	182,371	1,259	(50,379)	(1,259)	-	-
Conversion of Class B shares	12,297,457	86,914	-	-	(12,297,457)	(86,914)
Conversion of Convertible Subordinated Notes – (see notes 8 & 10)	22,591,731	201,203 [2]	-	-	-	-
Management options exercised	500	3	-	-	-	-
Share issuance	46,762,078	150,106	-	-	-	-
Balance, July 31, 2005 and October 31, 2005	81,834,137	$ 439,485	-	$ -	-	$ -

[1] number of shares are not shown in thousands
[2] Convertible Subordinated Notes

Equity component	$136,759
Debt component	30,598
Inducement premium	33,846
	$201,203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

b) **Earnings (Loss) per share**

	Three months ended October 31	
	2005	2004
Net loss	$ (7,654)	$ (15,630)
Accretion of equity component of Convertible Subordinated Notes	-	(5,013)
Numerator	$ (7,654)	$ (20,643)
Denominator for basic and diluted per share amounts:		
Weighted average number of shares outstanding	81,834	12,000
Basic and diluted loss per share	$ (0.09)	$ (1.72)

There is no dilutive effect from the exercise of options related to stock option plans or, in periods where the Convertible Subordinated Notes existed, to the potential conversion of these Notes, due to the effect of the share capital inducement premium and the accretion of the equity component of the Convertible Subordinated Notes. The weighted average number of shares outstanding has been restated, for all periods ending prior to March 31, 2005, to reflect the one for 20 share consolidation.

10. CONVERTIBLE SUBORDINATED NOTES – EQUITY COMPONENT

As depicted in notes 8 and 9, the Convertible Subordinated Notes were converted into common voting shares on March 31, 2005.

Balance at July 31, 2004	$ 128,635
Accretion to retained earnings	5,013
Conversions in the three months ended October 31, 2004 with a face value of $4.3 million (see note 9)	(3,817)
Balance at October 31, 2004	129,831
Accretion to retained earnings	8,722
Conversions in the eight months ended March 31, 2005 with a face value of $6.1 million (see note 9)	(1,794)
Balance at March 31, 2005	136,759
Recapitalization conversions, with a face value of $171.7 million, into common voting shares (see note 9)	(136,759)
Balance at July 31, 2005 and October 31, 2005	$ -

11. POST EMPLOYMENT BENEFITS

a) The company's net benefit cost related to defined benefit pension plans and retiring allowances is $0.5 million for the three months ended October 31, 2005 (three months ended October 31, 2004 - $0.5 million).

b) The company, not including subsidiaries and affiliates, contributes to three defined contribution plans of which one is a multi-employer plan. The company's total contribution expense, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans, for the three months ended October 31, 2005, is $0.9 million (three months ended October 31, 2004 - $0.8 million).

One of the plans that the company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan, a closed negotiated cost plan providing defined benefits in respect of approximately 1,400 former employees and approximately 600 current employees. A Board of Trustees consisting of equal representation from the company and the Grain Services Union ("GSU") administers the Plan. Since the cost is negotiated, the company accounts for this Plan as a defined contribution plan; however it must be valued for regulatory purposes as a defined benefit plan. Beginning with the fiscal 2005 Second Quarter Report, the company identified an estimated potential deficit of $1.9 million on a going concern basis and a solvency deficit of $28 million on wind-up as at December 31, 2004. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

Plan has assets of approximately $238 million. The company and the union have met to discuss how to address the solvency deficit, but have been unable to reach any agreement. The Office of the Superintendent of Financial Institutions ("OSFI") is aware of the situation and has met with the parties. The next required actuarial valuation for funding purposes will be performed as at December 31, 2005.

On September 22, 2005, OSFI expressed concern about the solvency of the Plan and based on its own financial tests ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind-up.

A recent actuarial estimate indicates that the Plan could have a going concern surplus of approximately $8 million as at December 31, 2005, and a solvency deficit of approximately $50 million primarily as a result of the lower rates of return on long-term bonds. The solvency estimate is based on current rates of return on long-term bonds that are 0.75% lower than those at December 31, 2004. This preliminary estimate is based on numerous assumptions. The results of the formal valuation at December 31, 2005 may vary materially from this estimate due to differences between actual and estimated interest rates, asset returns, and other assumptions.

Pension regulations will require any solvency deficit at December 31, 2005 to be addressed over a five-year period through quarterly installments plus interest. Assuming a $50 million solvency deficit, additional contributions would be approximately $2.8 million per quarter until termination. Resolving the deficit may be accomplished by making one or more of the following changes to the Plan: amending the Plan structure, reducing benefits, increasing employer contributions or increasing employee contributions. If the GSU and the company cannot agree to make the necessary changes, the company has received advice from external legal counsel that the likely outcome would be the termination of the Plan.

The company is in compliance with all of its legal obligations in respect of the Plan including its annual negotiated financial obligation of approximately $1.3 million. There is a risk that the company may ultimately be responsible for any increase in contributions required by the formal valuation as at December 31, 2005. The company's position is that it is not responsible for any payments beyond those negotiated with GSU. The ultimate outcome of these matters and the results of the formal actuarial valuation are currently uncertain and accordingly, no provision has been recorded for this risk in these consolidated financial statements.

12. INTEREST EXPENSE

	Three months ended October 31	
	2005	2004
Saskatchewan Wheat Pool Inc. interest	$ 5,022	$ 6,435
Saskatchewan Wheat Pool Inc. non-cash accretion	599	2,872
Saskatchewan Wheat Pool Inc. amortization of deferred financing costs	388	-
Subsidiaries' and proportionate share of joint ventures' interest	(58)	48
	$ 5,951	$ 9,355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

13. SEGMENT INFORMATION

The following information is from continuing operations.

	Three months ended October 31			
	2005		2004	
Sales				
Grain Handling and Marketing	$	194,174	$	148,780
Agri-products		54,507		52,014
Agri-food Processing		29,439		31,002
		278,120		231,796
Less: Intersegment Sales		4,163		3,090
	$	273,957	$	228,706
Intersegment Sales				
Grain Handling and Marketing	$	4,026	$	3,004
Agri-food Processing		137		86
	$	4,163	$	3,090
EBITDA[1]				
Grain Handling and Marketing	$	5,228	$	1,516
Agri-products		(4,825)		(3,419)
Agri-food Processing		5,189		3,813
		5,592		1,910
Corporate Expenses		(5,558)		(4,000)
	$	34	$	(2,090)
Amortization				
Grain Handling and Marketing	$	(2,858)	$	(2,582)
Agri-products		(2,625)		(2,571)
Agri-food Processing		(1,285)		(1,286)
	$	(6,768)	$	(6,439)
EBIT[2]				
Grain Handling and Marketing	$	2,370	$	(1,066)
Agri-products		(7,450)		(5,990)
Agri-food Processing		3,904		2,527
		(1,176)		(4,529)
Corporate Expenses		(5,558)		(4,000)
	$	(6,734)	$	(8,529)

Assets		October 31 2005		October 31 2004		July 31 2005
Grain Handling and Marketing	$	311,699	$	322,303	$	313,943
Agri-products		182,444		195,215		171,652
Agri-food Processing		81,186		83,710		81,942
Corporate and other		198,563		119,755		154,323
	$	773,892	$	720,983	$	721,860

[1] EBITDA – earnings from continuing operations before interest, taxes and amortization.
[2] EBIT – earnings from continuing operations before interest and taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – October 31, 2005 in thousands of Canadian dollars, except as noted

14. GUARANTEES AND CONTINGENCIES

a) Banking letters of credit and similar instruments – see Note 7.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the company. Loans are stratified based on program years. Producer loans are generally due to this financial institution on January 31 following the program year. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December or eleven months following the due date of the producers' loan. When the company remits payments for delinquent accounts to the financial institution with respect to this program, the delinquent account is assigned to the company and the company is then to collect the amounts payable by the customer. Subsequent collections of these delinquent accounts are allocated to the company and the financial institution in accordance with each party's pro-rated share of the collection proceeds. The company expects that loan losses will not differ significantly from those provided for in these financial statements.

			October 31		July 31
			2005	2004	2005
	Producer Due Date January 31	Company Reimbursement Date December 31	Producer Balance Outstanding	Producer Balance Outstanding	Producer Balance Outstanding
2003 loan program	2004	2004	$ -	$ 3,341	$ -
2004 loan program	2005	2005	7,748	153,590	10,980
2005 loan program	2006	2006	171,779	253	174,002
			$ 179,527	$ 157,184	$ 184,982

	October 31		July 31
Provision, net of loan loss share:	2005	2004	2005
Total company provision	$ 7,950	$ 7,501	$ 7,401
Portion due within one year	(4,215)	(2,844)	(4,082)
Long-term portion	$ 3,735	$ 4,657	$ 3,319

c) In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. Asset retirement obligations exist regarding these closed facilities, which represent the company's proportionate share of the best estimate by management of the joint venture of the legal obligations that would be incurred during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. The long-term portion of these obligations, calculated on a net present value basis, is reflected as part of "other long-term liabilities" on the balance sheet. At October 31, 2005 the long-term portion was $10.8 million (October 31, 2004 - $11.8 million; July 31, 2005 - $11.5 million). Uncertainty exists regarding the estimation of future decommissioning and reclamation costs. Actual obligations may differ from those recorded in these statements.

At October 31, 2005, the company's proportionate share of the undiscounted cash flow required to settle the asset retirement obligations is approximately $14.3 million, which is expected to be settled over the fiscal 2006 through fiscal 2014 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4.00% to 5.15%.

d) The Commissioner of Competition has applied for an order from the federal Competition Tribunal to dissolve the joint venture between the company and James Richardson International Limited. The two companies will continue operating the joint venture, named Pacific Gateway Terminals Limited, on a status quo basis during the ongoing proceedings.

15. COMPARATIVE FIGURES

Certain prior period amounts have been reclassified in order to conform to the financial statement presentation adopted in the current period.

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending October 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 13, 2005

Mayo Schmidt
President and Chief Executive Officer

Form F52-109F2 – Certification of Interim Filings

I, Wayne Cheeseman, Chief Financial Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending October 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 13, 2005

W. J. Cheeseman

Wayne Cheeseman
Chief Financial Officer

CAN-OAT
—MILLING—

For Immediate Release
December 13, 2005

Can-Oat Milling Announces Expansion Plans

Can-Oat Milling Inc., a wholly owned subsidiary of Saskatchewan Wheat Pool Inc. (SWP: TSX), today announced a major capital expansion to Can-Oat Milling's Portage la Prairie, Manitoba plant. The company expects to process an additional 50,000 metric tonnes of oats as a result, bringing its total milling capacity to over 340,000 metric tonnes per year.

The expansion, estimated to cost $12 million, will include the addition of primary processing capacity, flaking capacity, high-speed bagging line, on-site storage, and in-house workspace. Construction is slated to begin in the spring of 2006 with new capacity coming on stream approximately 14 months later.

Karl Gerrand, President of Can-Oat Milling said, "We have completed our assessment of the marketplace and are taking the first step now to meet the growing needs of our customers. Today, we operate at or near full capacity, 24 hours a day, 7 days a week. This expansion will allow us to address the growing needs of our existing customers and competitively position ourselves to take advantage of the increased growth we are seeing in the consumption of whole grain oat-based products in the consumer market."

When complete, Can-Oat Milling will process 1.4 million pounds of finished oat ingredients per day.

Can-Oat will also invest $1.7 million over the next 10 months on new biomass fired boiler technology, which will enable Can-Oat to burn oat hulls for its process steam requirements. This hull burning equipment will replace a significant portion of its natural gas usage and reduce its annual energy costs by more than 60 per cent. Savings are expected beginning in the fall of 2006.

"We have a team at Can-Oat that prides itself on identifying solutions and technologies that drive increased efficiencies. This project will reduce the impact of rising natural gas prices on our production costs. It is a further illustration of our commitment to innovation and to an industry that we believe has significant long-term potential," added Gerrand.

Can-Oat is the largest industrial oat processor in the world. Can-Oat Milling operates state-of-the-art oat milling facilities in Portage la Prairie, Manitoba and Martensville, Saskatchewan. The company is a leading supplier of primary and finished food ingredients, including a full range of oat-based products like old fashioned flakes; quick cooking oats; baby oat flakes; oat bran; oat flour; whole oat groats and steelcut oat groats.

Can-Oat Milling Inc., the general partner of Can-Oat Milling Limited Partnership, is wholly owned by Saskatchewan Wheat Pool, a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

-30-

For more information, contact:
Karl Gerrand 204-856-5900

Saskatchewan Wheat Pool Inc.
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

December 13, 2005

ATTENTION: Provincial Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Toronto Stock Exchange

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool Inc.**
Quarterly Financial Statements – the Period Ending October 31, 2005

Saskatchewan Wheat Pool Inc. issued a news release regarding its first quarter financial statements for the period ending October 31, 2005 on December 13, 2005. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

Electronic copies of the press release that includes the financial statements, interim MD&A, along with its Certifications of Interim Filings F52-109F2 and this letter were filed electronically with the provincial securities commissions and the Toronto Stock Exchange through SEDAR on December 13, 2005. Saskatchewan Wheat Pool Inc. distributed the interim financial statements and interim MD&A for the period ending October 31, 2005, to its shareholders requesting the interim financial statements and interim MD&A.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: December 13, 2005
Regina, Saskatchewan
Listed: TSX:SWP

POOL HOSTS ANNUAL MEETING FOR COMMON SHAREHOLDERS

Saskatchewan Wheat Pool Inc. held its annual meeting of shareholders today in Regina, the first such meeting since the Pool became a federal corporation governed by the *Canada Business Corporations Act*, with a single class of common shares.

As part of the formal business of the meeting, Pool shareholders re-elected the twelve directors of the Board and re-appointed Deloitte & Touche LLP, as the company's auditors. Approximately 44% of the Pool's total shares outstanding were represented at the meeting in person or by proxy.

Shareholders voted overwhelmingly in favour of the Board's re-election and for the re-appointment of the company's auditors.

The Pool's twelve-member Board consists of:

- Mr. Ryan Anderson is a graduate of the University of Saskatchewan. He has served as a Pool Director since 1998 and sits on the company's Audit Committee. Mr. Anderson operates a grain, oilseed and pulse crop operation near Melfort, Saskatchewan.
- Mr. Terry Baker, who has served on the Pool's Board of Directors since 2001. He holds a civil engineering degree from the University of Saskatchewan. Currently, he is the Chairman of the Board and also a member of the Strategic and Business Planning Committee. Mr. Baker runs a mixed farming operation near Denzil, Saskatchewan.
- Mr. Vic Bruce, a Pool Director since 2002, serves on the Compensation Committee of the Board. Mr. Bruce holds a Bachelor of Education degree, with a major in economics. He specializes in pedigreed seed production through a family operation located near Tuxford, Saskatchewan.
- Mr. Thomas Birks was elected to the Board in March 2005. Mr. Birks is the CEO of Birinco Inc., a merchant banking firm headquartered in Quebec. He received a Bachelor of Arts degree from McGill University and an MBA from Harvard Business School. He serves on the Audit and Nominating/Corporate Governance Committees of the Board.
- Mr. Gary Colter is a graduate of the Ivey School of Business, University of Western Ontario and a Fellow Chartered Accountant. Mr. Colter has been a Pool Director since 2003. He chairs the Audit Committee and serves on the Strategic and Business Planning Committee of the Board.
- Mr. Leonard Haukeness has been a Pool Director since April 2004. He earned his Bachelor of Science in Engineering from the University of Saskatchewan. He operates a grain farm near Estevan and serves on the Pool's Nominating/Corporate Governance Committee of the Board.
- Mr. Dallas Howe joined the Pool's Board in March of 2005. He is the Chief Executive Officer of DSTC Limited, a technology investment company. He is also the Chairman of the Potash Corporation's Board of Directors. Mr. Howe holds a Bachelor of Arts Degree and a Masters in Mathematics from the University of Saskatchewan. He sits on the Compensation and Strategic and Business Planning Committees of the Board.

- Mr. Rick Jensen, a Pool Director since March 2004, received his post-secondary education at the University of Saskatchewan. He serves on the Compensation Committee of the Board and operates a mixed farm near Webb, Saskatchewan.

- Mr. Doug Kitchen is Lead Director and Vice Chairman of the Board of Directors. Mr. Kitchen is a graduate of Kansas State University with specialties in agriculture and business. He has been a member of the Pool's Board of Directors since March 2003 and chairs the Compensation, Nominating/Corporate Governance and Strategic and Business Planning Committees of the Board.

- Mr. Harold Milavsky has been a Pool Director since 2003 and is Chairman of Quantico Capital Corporation in Calgary. He is a University of Saskatchewan graduate and has received honorary doctorates from the universities of Calgary and Saskatchewan. He is a member of the Saskatchewan and Alberta Institutes of Chartered Accountants. Mr. Milavsky serves on the Audit and Nominating/Corporate Governance Committees of the Board.

- Mr. Herb Pinder has been on the Board of Directors of Saskatchewan Wheat Pool since 2003, serving on the Compensation and Nominating/Corporate Government Committees. He holds an MBA from Harvard Business School and is President of the Goal Group of Companies out of Saskatoon, Saskatchewan.

- Mr. Mayo Schmidt, the Pool's President and Chief Executive Officer was elected to the Board in March 2005. Mr. Schmidt joined the Pool in 2000 after holding a number of senior executive positions with ConAgra and General Mills. Mr. Schmidt has a Bachelor of Business Administration Degree from Washburn University and serves on the Pool's Strategic and Business Planning Committee of the Board.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

- 30 -

For additional information contact:

Susan Cline
Saskatchewan Wheat Pool
306-569-6948

POOL

Saskatchewan Wheat Pool Inc.

REPORT OF VOTING RESULTS
NATIONAL INSTRUMENTS 51-102
FOR
SASKATCHEWAN WHEAT POOL INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON DECEMBER 13, 2005

December 13, 2005

Filed via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marché financiers
New Brunswick Securities Administration Branch
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland Securities Division

Dear Sirs/Mesdames:

In accordance with Section 11.3 of National Instruments 51-102 "Continuous Disclosure Obligations," the following sets out the matters voted on at the Annual Meeting of Shareholders of Saskatchewan Wheat Pool Inc. (the "Corporation") held on December 13, 2005. Each of the matters is described in greater detail in the Corporation's Notice of Meeting and Management Information Circular dated November 1, 2005.

	Item Voted Upon	Voting Result
1.	Election of Directors	• The nominees proposed by the Board of Directors of the Corporation were elected by a majority of shareholders on a show of hands.
2.	Appointment of Deloitte & Touche LLP as the Corporation's Auditors	• Deloitte & Touche LLP were appointed as the Corporation's auditors by a majority of shareholders on a show of hands.

Yours truly,

Colleen Vancha, Vice-President
Investor Relations and Communications
Saskatchewan Wheat Pool Inc.